Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On April 28, 2011, Exelon began disseminating the attached fact sheet.

Exelon Corporation and Constellation Energy

Creating the largest competitive integrated energy provider in the United States

Exelon	Constellation Energy

NYSE: EXC	NYSE: CEG

Based in Chicago, IL, Exelon Corporation is one of the nation’s largest energy companies. Operations include energy generation, power marketing and energy delivery, primarily in the Midwest and Mid-Atlantic.

www.exeloncorp.com

Based in Baltimore, MD, Constellation Energy is a leading
competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental
United States.

www.constellation.com

2010 Assets: $52.2 billion 2010 Revenues: $18.6 billion 2010 Employees: more than 19,000 Chairman & CEO: John W. Rowe	2010 Assets: $20.0 billion 2010 Revenues: $14.3 billion 2010 Employees: 10,000 Chairman & CEO: Mayo A. Shattuck III

Name of Combined Entity: Exelon Corporation | Corporate Headquarters: Chicago, IL

Assets: $72.2 billion* | Revenues: $32.9 billion*

Leadership:

•	Mayo A. Shattuck III, Executive Chairman

•	Christopher M. Crane, President & CEO

About the Merger – strengthening industry leadership

Exelon Corporation (NYSE: EXC) is merging with Constellation Energy (NYSE: CEG) in an all-stock transaction, offering 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock, representing an 18.1 percent premium to the 30-day average closing stock prices of Exelon and Constellation as of April 27, 2011.

•	Exelon shareholders will own approximately 78 percent of the combined company and Constellation shareholders approximately 22 percent on a fully diluted basis.

•

Based on Exelon’s closing share price on April 27, 2011, Constellation shareholders would receive a value of $38.59 per share, or $7.9 billion in total equity value, and would receive an approximate 103 percent dividend increase, or $0.99 per Constellation share over the current Constellation annual dividend.

•	The companies anticipate closing in early 2012.

Strategic & Financial Rationale – bringing together complementary businesses, creating a platform for growth that benefits all stakeholders

The combination of Exelon and Constellation will:

•	Create the largest competitive integrated energy provider in the United States.

*Exelon and Constellation 2010 combined actuals.

•

Bring together Exelon’s large, environmentally advantaged generation fleet and Constellation’s industry leading customer-facing businesses, creating a platform for growth and delivering stakeholder benefits.

•	Provide a larger, more valuable retail channel-to-market with regionally diverse, clean power generation.

•	Combine best-in-class nuclear operating performance.

•

Leverage compelling economics for both companies – including being accretive to earnings by more than 5 percent in 2013, balance sheet scale to pursue growth, investment grade credit metrics, annual synergies of $200 million - $260 million, and reduced liquidity requirements.

A Broad Geographic Footprint

The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario. The company will also be the second largest regulated distributor of electricity and gas, with 6.6 million customers in Maryland, Illinois, and Pennsylvania.

COMPLEMENTARY BUSINESS MODELS AND SERVICE TERRITORIES

Power Generation Assets
Exelon
Constellation
Competitive Retail and Wholesale Operations
MISO
PJM
ERCOT
ISO-NE & NY
West
SERC

A Balanced Business Mix

The business mix of the combined company is expected to be 51% competitive generation, retail and wholesale and 49% regulated utilities on a 2012 EBITDA basis.

51% competitive generation, retail and wholesale
49% regulated utilities

POWER GENERATION BASE DIVERSIFIED ACROSS FUEL SOURCES

AND GEOGRAPHIES

• 25,619 MW total owned generation	• 11,430 MW total owned generation	34,401 MW across all fuel sources (net of expected divestitures), including:

• 17,047 MW nuclear with 17 reactors in Illinois, Pennsylvania and New Jersey	• 1,921 MW nuclear with 5 reactors in Maryland and New York held in a joint venture with EDF	• 18,967 MW of clean nuclear energy in 22 units in Illinois, Pennsylvania, Maryland, New Jersey and New York

• 105 fossil, landfill gas and hydro units; 36 wind projects and solar plants produce more than 8,571 MW in 11 states	• 60 MW solar generation installed and under development • 70 MW wind generation • Fossil, renewable assets	• 15,433 of diverse generation, including (in order of MW) natural gas, coal, hydro, oil, wind and solar

COMMERCIAL RETAIL AND WHOLESALE OPERATIONS PROVIDING

COMPETITIVE CHOICE

Combined Entity

•

Number one competitive energy products and services supplier by load (about 165 TWh) and customers (about 35,000 commercial and industrial and millions of households through retail and wholesale sales) across 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario

•	Number one competitive power generator (more than 34 GW of power generation and 226 TWh of expected output), including the nation’s largest nuclear fleet (nearly 19,000 MW)

REGULATED UTILITIES CONTINUING TO OPERATE INDEPENDENTLY

TO SERVE CUSTOMERS

• 1.2 million electric customers	• 3.8 million electric customers	• 1.6 million electric customers

• 700,000 gas customers	• Service territory: 11,300 sq mi	• 500,000 gas customers

• Service territory: 2,300 sq mi	• 2011E rate base: $9.3 billion	• Service territory: 2,100 sq mi

• 2011E rate base: $3.9 billion	• Peak load: 23,613 MW	• 2011E rate base: $5 billion

• Peak load: 7,198 MW	• Headquarters: Chicago, IL	• Peak load: 8,932 MW

• Headquarters: Baltimore, MD	• Frank M. Clark, Chairman & CEO	• Headquarters: Philadelphia, PA

• Kenneth W. DeFontes, Jr., President & CEO		• Denis P. O’Brien, President & CEO

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© Exelon Corporation, 2011
© Constellation Energy Group, 2011	exelonconstellationmerger.com